UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

Date of Report: November 17, 2023

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Cellectis S.A.

This information included in this report on Form 6-K, including the Notice of Combined Extraordinary and Ordinary Shareholders’ General Meeting filed as Exhibit 99.1 and the Press Release filed as Exhibit 99.2, shall be deemed to be incorporated by reference in the Company’s registration statements on Form F-3 (No. 333-265826) and Form S-8 (Nos. 333-204205, 333-214884, 333-222482, 333-227717, 333-258514, 333-267760 and 333-273777), to the extent not superseded by documents or reports subsequently filed.

Cellectis S.A. today published a Notice of Combined Extraordinary and Ordinary Shareholders’ General Meeting (the “Notice”) to be held on December 22, 2023 at 2:30 p.m., Central European Time. The Notice includes the agenda for the meeting and the text of the resolutions to be considered.

EXHIBIT INDEX

Exhibit	Title

99.1	Notice of Combined Extraordinary and Ordinary Shareholders’ General Meeting of December 22, 2023.

99.2	Press Release dated November 17, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A
(Registrant)
Date: November 17, 2023
	By:	/s/ André Choulika
	Name:	André Choulika
	Title:	Chief Executive Officer